UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  October, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 - 16º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÕES S/A

Company Taxpayers’ ID (CNPJ): 04.032.433/0001 -80
Company Registry ID (NIRE): 33300275410
Publicly-held Company

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

Under the terms of the Law and the Company Bylaws, CONTAX PARTICIPAÕES S.A.’s (“Company”) shareholders are hereby summoned to attend the General Shareholders’ Meeting to be held on April 18, 2006, at 5.00 p.m., at the Company’s headquarters, at Rua do Passeio 48 a 56, Parte, Rio de Janeiro, RJ, to discuss the following agenda: (i) The cancellation of 5,886,700 common shares and 11,773,900 preferred shares held in treasury, with no reduction in the Company’s capital, with the consequent amendment of the caput of Article 5 of the Company’s Bylaws, which henceforth shall read as follows: “Article 5 – The Company’s capital stock comprises R$223,873,116.10 (two hundred and twenty-three million, eight hundred and seventy-three thousand, one hundred and sixteen reais and ten centavos), divided into 364,461,117 shares, 121,487,217 of which common and 242,973,900 preferred, all of which registered book-entry shares with no par value.”; and (ii) Delegation of the Company’s Executive Board to implement all the necessary acts for the cancellation of the common and preferred shares held in treasury.

GENERAL INSTRUCTIONS:
1.
Pursuant to art. 135 of Law #6,404, dated December 15, 1976, an Extraordinary Shareholders’ Meeting shall only take place, if shareholders representing at least two thirds of the voting capital are present.

2.
Shareholders who wish to be represented by a proxy should deliver the respective Power of Attorney with specific powers, along with a copy of corporate acts and/or documents which prove their representation, as a corporation, to Rua do Passeio 48 a 56, Parte, 16º andar, Rio de Janeiro, from 9.00 a.m. to 12.00 p.m. and from 02.00 p.m. to 06.00 p.m., until March 8, up to two (2) days prior to the Extraordinary Meeting.

3.	Shareholders owning Fungible Custody of Stock Exchange Registered Shares who wish to participate in the Extraordinary Meeting shall present a custody statement issued up to two (2) days prior to said Meeting.

Rio de Janeiro, October 27, 2006.

Ronaldo Iabrudi dos Santos Pereira
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27 , 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.